Exhibit 99.1

Tuniu Announces US$148 Million Investment in Aggregate from A Group of Investors

NANJING, CHINA, December 15, 2014 – Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced that it has entered into a share subscription agreement with Unicorn Riches Limited, a special purpose vehicle of Hony Capital, JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com Inc. (NASDAQ: JD), Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (NASDAQ: CTRP) and the respective personal holding companies of Tuniu’s chief executive officer and chief operating officer, pursuant to which Tuniu will issue and sell a total of US$148 million newly issued class A ordinary shares to the investors.

Pursuant to the agreement, Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd. and the personal holding companies of Mr. Dunde Yu, Tuniu’s chairman of the board and chief executive officer, and Mr. Haifeng Yan, Tuniu’s director and chief operating officer, agree to subscribe newly issued Class A ordinary shares of the Company in the amount of US$50 million, US$50 million, US$15 million, US$16.5 million and US$16.5 million, respectively. The purchase price will be US$4.0203 per ordinary share, or the equivalent of US$12.061 per ADS. The purchase price represents the average closing trading prices of the Company’s ADSs for the ten trading days prior to the signing of the agreement, adjusted for ADS-to-ordinary share ratio, and represents a small premium over the average of ADS closing trading prices in the last five trading days. This share issuance is made in reliance on, and in compliance with, Regulation S under the Securities Act of 1933, as amended. Each of the investors has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.

“We are pleased to welcome Hony Capital and JD.com as our new investors. We look forward to launching several collaborative initiatives with JD.com in the near future. We also expect to deepen our partnership around sharing travel resources with Ctrip, one of our existing major shareholders, which further increased its shareholdings in Tuniu through this transaction,” said Mr. Dunde Yu, chairman of the board and chief executive officer of Tuniu.

“Tuniu will continue to enhance our customer experience through improving our services and brand recognition, increasing our penetration into lower-tier cities, and increasing our investments in research and development in technology, mobile, and travel-related products. With these efforts, we are confident that Tuniu will further expand our market share and strengthen our industry leadership,” added Mr. Dunde Yu.

In addition, the Company also announced that it has decided not to pursue its proposed registered public offering of ADSs and will withdraw the related registration statement on Form F-1 previously filed with the Securities and Exchange Commission on December 2, 2014.

About Tuniu

Tuniu (NASDAQ:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 450,000 stock keeping units (SKUs) of packaged tours, covering over 120 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including approximately 600 tour advisors, a primary 24/7 call center in Nanjing, a regional call center in Guangzhou and 60 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

China

Maria Xin

Investor Relations Director

Tuniu Corporation

Phone: +86-25-86853178

E-mail: maria@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: TUNIU@brunswickgroup.com

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